UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-33175

Cusip Number: 78413F103

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vedanta Limited

Full Name of Registrant

1st Floor, ‘C’ wing, Unit 103

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

(Address of Principal Executive Offices)

Mumbai, Maharashtra - 400 093, India

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

During the fiscal year ended March 31, 2017, Vedanta Limited (the “Registrant”) completed a significant re-organization transaction. As a result of such re-organization transaction, Cairn India Limited was merged into the Registrant. The transaction is described in detail in the Form 6-K submitted by the Registrant to the Securities and Exchange Commission on April 12, 2017.

The Registrant was unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2017 (the “Annual Report”) on a timely basis due to the Registrant requiring additional time to work internally with its staff to prepare and finalize its consolidatded financial statements and Annual Report for the fiscal year ended March 31, 2017. The Registrant anticipates it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

G.R Arun Kumar	91	(0) 124 4763518
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

Vedanta Limited has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 31, 2017	By:	/s/ G.R. Arun Kumar
Name: G.R Arun Kumar
Title: Chief Financial Officer